                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                        AMERICAN DISPOSAL SERVICES, INC.


          The undersigned corporation, in order to amend its Restated Certificate of Incorporation, hereby certifies as follows:

          FIRST:    The name of the corporation (the "Corporation") is:

                    AMERICAN DISPOSAL SERVICES, INC.

          SECOND:   The Corporation hereby amends its Restated Certificate of
Incorporation as follows:

          Article FOURTH is hereby amended to read, in its entirety, as follows:

          "FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is twenty-five million (25,000,000) shares, consisting of twenty million (20,000,000) shares of common stock, par value one cent ($0.01) per share ("Common Stock"), and five million (5,000,000) shares of preferred stock, par value ($0.01) per share ("Preferred Stock").

          A. RECAPITALIZATION: The number of presently outstanding shares of Common Stock (418,446.079831 shares of Class A Common Stock with a par value of $.01 per share and 2,065.15 shares of Class B Common Stock with a par value of $.01 per share) shall be reclassified and changed on the basis of (i) 13.5 shares of Common Stock for every one (1) share of Class A Common Stock presently outstanding and (ii) 13.5 shares of Common Stock for every one (1) share of Class B Common Stock presently outstanding, with the result that (X) the 418,446.079831 presently outstanding shares of Class A Common Stock shall be converted into a total of 5,649,022.07771 outstanding shares of Common Stock and
(Y) the 2065.15 presently outstanding shares of Class B Common Stock shall be converted into a total of 27,879.525 outstanding shares of Common Stock.

     B. PREFERRED STOCK. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including but not limited to the fixing or alteration of the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of shares of Preferred Stock, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of the shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

          THIRD: The written amendment effected herein was authorized by the written consent, setting forth the action so taken, of the stockholders of the Corporation entitled to vote thereon pursuant to Sections 228(a) and 242 of the General Corporation Law of the State of Delaware and written notice has been given as provided in Section 228(d) of the General Corporation Law of the State of Delaware.

          IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Corporation's Restated Certificate of Incorporation to be signed by its Vice President this 30th day of May, 1996.


                                   AMERICAN DISPOSAL SERVICES, INC.


                                   By:  /s/ Lawrence R. Conrath
                                        Name:  Lawrence R. Conrath
                                        Title: Vice President